FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Kanner Dov	2. Issuer Name and Tickler or Trading Symbol Bio-Technology General Corp.: ("BTGC")					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Senior Vice President
(Last) (First) (Middle) c/o Bio-Technology General (Israel) Ltd. Kiryat Weizmann	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month//Day/Year May 1, 2003
(Street) Rehovot Israel 76326			5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.01 par value	05/01/2003		A		2,903	A	$2.1335(1)		D
Common Stock, $.01 par value	05/01/2003		S		2,903	D	$3.70	2,500	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Options to purchase Common Stock, $.01 no par value per share	$5.44	11/8/93				26,128		(2)	11/8/03	Common Stock, $.01 par value per share	26,128			D
	$8.45	6/18/97				30,000		(2)	6/18/07	" "	30,000			D
	$7.5625	6/15/98				30,000		(2)	6/15/08	" "	30,000			D
	$5.9375	4/1/99				10,405		(2)	4/1/09	" "	10,405			D
	$7.00	7/1/99				30,000		(3)	7/1/09	" "	30,000			D
	$15.063	1/23/00				100,000		(4)	1/23/10	" "	100,000			D
	$10.25	7/31/00				90,000		(5)	7/31/10	" "	90,000			D
	$12.74	6/19/01				70,000		(6)	6/19/11	" "	70,000			D
	$7.72	2/20/02				33,600		(7)	2/20/12	" "	33,600			D
	$2.97	1/22/03				85,000		(8)	1/22/13	" "	85,000		505,133	D

Explanation of Responses:

1.  Consists of shares acquired pursuant to the Bio-Technology General Corp. Employee Stock Purchase Plan.

2.  These options are fully vested and immediately exercisable.

3.  These options are presently exercisable as to 22,500 shares and will become exercisable as to an additional 7,500 shares on 7/1/03.

4.  These options are presently exercisable as to 75,000 shares and will become exercisable as to an additional 25,000 shares on 1/23/04.

5.  These options are presently exercisable as to 45,000 shares and will become exercisable as to an additional 22,500 shares on each of 7/31/03 and 7/31/04.
6.   These options are presently exercisable as to 17,500 shares and will become exercisable as to an additional 17,500 shares on each of 6/19/03, 6/19/04 and 6/19/05.
7.  These options are presently exercisable as to 8,400 shares and will become exercisable as to an additional 8,400 shares on each of 2/20/04, 2/20/05 and 2/2/0/06.
8.  These shares will become exercisable as to 21,250 on each of 1/22/04, 1/22/05, 1/22/06 and 1/22/07.

	/s/ Dov Kanner **Signature of Reporting Person	May 2, 2003 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure